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                              April 24, 2024

       Scott Krohn
       President
       Verizon ABS II LLC
       One Verizon Way
       Basking Ridge, New Jersey 07920

                                                        Re: Verizon ABS II LLC
                                                            Verizon Master
Trust
                                                            Registration
Statement on Form SF-3
                                                            Filed April 1, 2024
                                                            File Nos.
333-278415 and 333-278415-01

       Dear Scott Krohn:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form SF-3

       General

   1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the
depositor or any affiliate of the depositor has been current and timely with Exchange Act
reporting during the last twelve months with respect to asset-backed securities involving
the same asset class. Please refer to General Instruction I.A.2. of
                                                        Form SF-3.
   2. Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the
delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of
notes under this form of prospectus. Refer to General Instruction
                                                        I.B.1(e) of Form SF-3.
 Scott Krohn
FirstName   LastNameScott Krohn
Verizon ABS    II LLC
Comapany
April       NameVerizon ABS II LLC
       24, 2024
April 224, 2024 Page 2
Page
FirstName LastName
Form of Prospectus
Risk Factors
Federal financial regulatory reform could have an adverse impact on Cellco, the Depositor[,][or] the Trust [or the Additional Transferor], page 79

3.       Please update your disclosure regarding the CFPB v. Nat   l Collegiate
Master Student
         Loan Trust, et al. litigation to reflect the opinion of the U.S. Court of Appeals for the
         Third Circuit issued on March 19, 2024.
Parent Support Provider, page 101

4. We note that Cellco, as originator and as servicer, has an obligation to reacquire a receivable for a breach of any representation or warranty and Verizon Communications, as parent support provider, is obligated to guarantee the payment obligations of the originators and the servicer, among others. Please confirm that you will provide information regarding Cellco and Verizon Communication's financial conditions if there is a material risk that the ability of either entity to comply with the reacquisition provisions could have a material impact on pool performance or performance of the asset-backed securities. Refer to Items 1104(f) and 1110(c) of Regulation AB. Servicing the Receivables and the Securitization Transaction
Delinquency and Write-Off Experience, page 114

5. We note your disclosure here regarding the delinquency and write-off experience of
         Verizon Wireless' entire portfolio of Device Payment Plan Agreements and your statement that the delinquency or write-off experience of the pool of receivables owned by the trust may not be similar. We also note your disclosure on Annex A regarding the delinquency information for a static pool of receivables and your statements on pages 140-
         141 that the static pool may vary materially from the pool of receivables owned by the trust. However, we are unable to locate disclosure regarding the delinquency and loss experience of the actual pool of receivables owned by the trust, as required by Item
         1111(c) of Regulation AB. Please revise to provide such disclosure or explain why you believe such disclosure is not necessary.
Description of the Notes
Payment of Interest, page 143

6. We note your disclosure that Compounded SOFR, which is the initial Benchmark, is defined as the applicable compounded average of SOFR for the Corresponding Tenor.
         However, we also note your disclosure that the term Corresponding Tenor is defined only with respect to a Benchmark Replacement. Please reconcile these definitions.
Priority of Payments, page 150

7. We note your disclosure that, pursuant to the first step of the priority of payments, unless
 Scott Krohn
Verizon ABS II LLC
April 24, 2024
Page 3
         the Notes are accelerated after an Event of Default, on the Payment Date occurring in
         December of each calendar year, each party described in such step "will have the right to reimbursement from any unused portion of the cap for all Group [_] Series in the aggregate allocated to another party to the extent that the expenses and indemnities reimbursable to such party for all Group [_] Series in the aggregate exceed the related allocated amount at the end of such calendar year." This provision is unclear as drafted, particularly with respect to the intended meaning of the "right to reimbursement" and the intended meaning of the "related allocated amount." Please clarify this provision.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Brandon Figg at 202-551-3260 or Arthur Sandel at 202-551-3262 with any other questions.



FirstName LastNameScott Krohn                                 Sincerely,
Comapany NameVerizon ABS II LLC
                                                              Division of
Corporation Finance
April 24, 2024 Page 3                                         Office of
Structured Finance
FirstName LastName